UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission file number: 0-20828

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Danka 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Danka Business Systems PLC

11101 Roosevelt Boulevard

St. Petersburg, Florida 33716.

REQUIRED INFORMATION

Item 4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

DANKA 401(K) PROFIT SHARING PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Certified Public Accounting Firm)

Danka 401(K) PROFIT SHARING PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Danka 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Danka 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Tampa, Florida
June 24, 2005

Danka 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	December 31,
	2004	2003
Assets
Cash	$286,899	$191,081

Investments at fair value
Common stocks	23,807,952	38,362,231
Common trusts	62,980,213	65,473,527
Mutual funds	110,770,231	104,201,055
Participants’ loans	5,095,664	5,904,699

Total investments	202,654,060	213,941,512

Accrued interest income	77,459	75,346
Participants’ contributions receivable	259,314	803,855

Total assets	203,277,732	215,011,794

Liabilities
Refunds payable	—	9,247

Total liabilities	—	9,247

Net assets available for benefits	$203,277,732	$215,002,547

See accompanying notes to the financial statements

Danka 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment Income:
Interest	$311,949	$346,964
Dividends	3,754,356	3,581,973
Net appreciation in fair value of investments	2,429,878	26,255,678

Total investment income	6,496,183	30,184,615

Contributions:
Participants’	9,104,079	10,304,392
Employer	—	1,291,500

Total contributions	9,104,079	11,595,892

Total additions	15,600,262	41,780,507

Deductions from net assets attributed to:
Participants’ distributions	27,304,993	21,838,773
Administrative expenses	20,084	29,979

Total deductions	27,325,077	21,868,752

Net increase (decrease)	(11,724,815)	19,911,755
Net assets at beginning of year	215,002,547	195,090,792

Net assets at end of year	$203,277,732	$215,002,547

See accompanying notes to financial statements

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The Danka 401(k) Profit Sharing Plan (the Plan) was adopted by Danka Office Imaging Company (the Sponsor or Employer) on August 8, 1984, effective January 1, 1984. The following description of the Plan provides only general information. The Plan document should be referred to for a complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan that contains an employee salary deferral arrangement under Internal Revenue Code Section 401(k). Employees are eligible to participate immediately as of the first payroll date following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

(b)	Amendments

The Plan has been amended at various times, including an amendment in January 1994, creating the Danka Business Systems PLC Fund. On April 1, 1996, the Employer changed its name from Danka Industries, Inc. to Danka Corporation. During 1998, the Danka Corporation 401(k) Plan changed its name to Danka Office Imaging Company 401(k) Profit Sharing Plan.

In October 1999, Danka Office Imaging Company amended its matching policy from a cash match to a match in Danka Business Systems PLC common stock, which was a discretionary match. The change was effective as of February 1, 1999. All employer contributions from February 1999 through October 2000 were in Danka Business Systems common stock. Effective November 1, 2000, the Company suspended the employer match until further notice.

Effective April 1, 2001, Danka Office Imaging Company amended the Plan to reinstate employer-matching contributions. The amount of the match is discretionary and will depend in part on the extent to which Danka satisfies its EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) and other financial targets for the respective fiscal year. In addition, the Danka Office Imaging Company 401(k) Plan changed its name to the Danka 401(k) Profit Sharing Plan.

In December 2003, Danka Office Imaging Company amended the Plan. The amendment was effective as of January 1, 2003, and changed the discretionary matching contribution formula and more clearly defined which participants are not eligible to share in the matching contribution allocation. The amendment also changed the Actual Deferral Percentage (ADP) and the Actual Contribution Percentage (ACP) testing method. In addition, Danka Office Imaging Company also adopted an amendment to the Plan to reflect recently issued Treasury Regulations regarding age 70 ½ required minimum distributions. This change was effective January 1, 2003.

Effective January 1, 2004, Danka Office Imaging Company amended and restated the Danka 401(k) Profit Sharing Plan. Changes included the removal of the percentage compensation limitation on elective contributions that a participant may elect to have contributed to the Plan and the elimination of the installment payment form of benefit distribution. Lump sum payments will be the only remaining form of benefit distribution available after January 31, 2005.

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements (Continued)

December 31, 2004 and 2003

(c)	Contributions

The Plan provides that contributions each year will consist of (a) voluntary employee contributions equal to the amount of total compensation that each participant has elected to defer and (b) a discretionary employer-matching contribution, as approved by the Board of Directors. Total elective deferrals for any individual participant cannot exceed $13,000 for 2004 and $12,000 for 2003. In the case of certain highly compensated individuals, additional restrictions may be applicable.

Contributions are credited to the individual account of each participant. The Plan allows participants to direct the investment of their contributions into 25 different investment options including Danka Business Systems PLC common stock. Employer contributions are recorded in the Plan year of Board approval. There were no employer contributions recorded in 2004.

(d)	Participant Accounts

Each participant’s account is self-directed and is credited with the participant’s contribution, the Sponsor’s matching contribution, if applicable, and an allocation of Plan earnings and investment gains or losses on Plan investments. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account

(e)	Forfeitures

At December 31, 2004 and 2003, forfeited nonvested accounts totaled $526,103, and $513,436, respectively. Forfeitures generated during 2004 and 2003 were $41,005 and $67,672, respectively. Forfeiture accounts are used to reduce the amount the Company is required to contribute under terms of the Plan and to pay plan expenses. During 2004 and 2003, no forfeitures were used to offset employer contributions.

(f)	Vesting

Participants are immediately vested in their voluntary contributions. Vesting in sponsor contributions is determined based upon a participant’s years of service. The following schedules indicate the vesting percentages for the 2004 and 2003 plan years:

Years of service	Vested percentage
Less than 1 year	0%
1	25%
2	50%
3	75%
4	100%

In the event of death or total and permanent disability, all amounts credited to such participant’s account shall become fully vested.

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements (Continued)

December 31, 2004 and 2003

(g)	Participant Loans

Eligible participants, with a vested account balance of at least $2,000, may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from six months to five years. The loans are secured by the balance in the participant’s account and bear interest at prime interest rate as of the last business day of the month preceding the month in which the loan is processed, plus 1%.

(h)	Payment of Benefits

Upon retirement, death or termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, a direct rollover or annuity payments for the life of the participant.

(i)	Plan Termination

Although it has not expressed any intention to do so, Danka (the Company) has the right under the Plan to terminate the Plan. In the event of plan termination, each participant shall immediately become 100% vested and receive his individual account balance in accordance with the Plan provisions in effect at the time of the Plan termination.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is determined as of the close of business on the last day of the plan year. For common stock and mutual funds, fair value is determined by the last reported sales price on the last business day of the Plan year. For common and collective trusts, fair value is determined by the Plan trustee. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded at the ex-dividend date.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results differ from those estimates.

(d)	Payment of Benefits

Benefits are recorded when paid.

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements (Continued)

December 31, 2004 and 2003

(3)	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits at December 31, 2004 and 2003:

	2004	2003
Danka Business Systems PLC Common Stock	$22,665,326	37,304,958
ML Equity Index Trust	21,359,459	20,571,485
Davis New York Venture Fund	28,636,775	27,133,166
ML Retirement Preservation Trust	41,620,754	44,902,042
AIM Constellation Fund	14,089,166	14,720,589
ML Global Allocation Fund	12,707,974	11,972,160

During 2004 and 2003, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value by $2,429,878 and $26,255,678, respectively, as follows:

	2004	2003
Investments at fair value as determined by quoted market price:

Net appreciation (depreciation):
Common stocks	$(8,848,421)	$983,740
Common/collective trusts	2,088,801	4,587,627
Mutual Funds	9,189,498	20,684,311

Net appreciation in fair value of investments	$2,429,878	$26,255,678

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements (Continued)

December 31, 2004 and 2003

(4)	Transactions With Parties-in-Interest

The Plan held investments in trust funds invested by the trustee, which includes the common stock of the sponsor, with a fair value of $115,103,114 and $132,957,777 at December 31, 2004 and 2003, respectively.

The Plan held investments in the common stock of the Sponsor with a fair value of $22,665,326 and $37,304,958 at December 31, 2004 and 2003, respectively.

(5)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(6)	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 21, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

(7)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the 2004 Form 5500.

	2004	2003
Net assets available for benefits per accompanying financial statements	$203,277,732	$215,002,547
Less Benefits Payable	289,167	190,500

Net assets available per Form 5500	$202,988,565	$214,812,047

Benefit payments per accompanying financial statements	$27,304,993
Plus Benefits Payable	289,167

Net benefits payments per Form 5500	$27,594,160

Danka Office Imaging Company

EIN: 59-3407614 Plan: 001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Party Involved	(c) Description of Investment	(e) Current Value
	Common stocks:
*	Danka Business System PLC	7,172,571 shares of Danka Business Systems PLC Common Stock	$22,665,326
	Eastman Kodak	35,430 shares of Eastman Kodak Common Stock	1,142,626

		Total common stocks	23,807,952

	Common/Collective Trusts:
*	Merrill Lynch Trust Company	41,620,754 units of Merrill Lynch Retirement Preservation Trust	41,620,754
*	Merrill Lynch Trust Company	240,264 units of Merrill Lynch Equity Index Trust	21,359,459

		Total common/collective trusts	62,980,213

	Mutual Funds:
	Davis Venture Advisors	933,098 units of Davis New York Venture Fund	28,636,775
	AIM Management	616,864 units of AIM Constellation Fund	14,089,166
*	Merrill Lynch Trust Company	769,714 units of Merrill Lynch Global Allocation Fund	12,707,974
*	Merrill Lynch Trust Company	962,437 units of Merrill Lynch US Govt Mortgage Fund Class A	9,884,228
	Templeton	752,559 units of Templeton Foreign Fund	9,256,481
	Alliance	254,561 units of AllianceBerstein Small Cap	5,949,096
	PIMCO	533,655 units of PIMCO Total Return Fund Class A	5,694,099
	Seligman	161,908 units of Seligman Communications	4,115,699
	Davis Venture Advisors	84,694 units of Davis Series Inc Real Estate	3,347,115
*	Merrill Lynch Trust Company	84,869 units of Merrill Lynch Basic Value Fund	2,700,518
*	Merrill Lynch Trust Company	79,726 units of Merrill Lynch Value Opportunities Fund	2,180,508
	Davis Venture Advisors	49,083 units of Davis Series Financial Class A	2,012,400
*	Merrill Lynch Trust Company	112,120 units of Merrill Lynch Fundamental Growth Fund Class A	1,982,277

	Eaton Vance Worldwide	157,545 units of EV Worldwide Health Services	1,679,433
	PIMCO	147,933 units of PIMCO Long-term US Government	1,608,028
	Oakmark	62,812 units of Oakmark Equity & Income Fund	1,471,677
	Franklin	42,265 units of Franklin Small-Mid Cap Growth Fund	1,443,760
	Templeton	62,749 units of Templeton Developing Markets	1,162,120
	JP Morgan	25,195 units of JP Morgan Mid-Cap Val A	555,548
	ABN	13,194 units of ABN Amro/Veredus Aggressive Growth Fund	247,784
	AIM	2,160 units of AIM International Growth Fund	43,475
*	Merrill Lynch Trust Company	2,070 units of CMA Money Fund	2,070

		Total mutual funds	110,770,231
	Loans:
	Participant loans	Interest rates of 5% to 10.5%	5,095,664

	Total	Total	$202,654,060

*	Party-in-interest to the Plan

Historical Cost not presented as all investments are participant directed

SIGNATURES

The Danka 401(k) Profit Sharing Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Danka 401(k) Profit Sharing Plan

Dated: June 29, 2005

	By:	/s/ Keith J. Nelsen
(Signature)

	By:	Keith J. Nelsen
	Its:	General Counsel and Chief Administrative Officer